

07002301

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49748

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sunbelt Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5075 Westheimer, Suite 670
(No. and Street)


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH, D.C.
202
SECTION

Houston (City) Texas (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Smetek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunbelt Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


HEIDI JOHNSON
MY COMMISSION EXPIRES
November 21, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SUNBELT SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2006

SUNBELT SECURITIES, INC.

CONTENTS

SUNBELT SECURITIES, INC.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 31,924
Receivable from broker dealers	200,745
Commission receivable	882,494
Other receivable	26,273
	$1,141,436

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses	$ 16,500
Commissions payable	46,006
Accounts payable – related party	783,000
	845,506
Stockholders' equity	
Common stock, 10,000,000 shares authorized with $.001 par value, 10,000 shares issued and outstanding	10
Additional paid in capital	307,733
Retained earnings (deficit)	(11,813)
Total stockholders' equity	295,930
	$1,141,436

The accompanying notes are an integral part of these financial statements.

SUNBELT SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2006

Revenues	
Securities commissions	$2,750,785
Interest income	96,893
Other income	93,365
	2,941,043
Expenses	
Commissions and clearance paid to all other brokers	917,447
Communications	87,633
Occupancy and equipment costs	62,258
Regulatory fees and expenses	64,207
Other expenses	1,809,282
	2,940,827
Income before income taxes	216
Provision for federal income taxes	-0-
Net income	$ 216

The accompanying notes are an integral part of these financial statements.

SUNBELT SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Shares	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2005	10,000	$ 10	$ 307,733	$ (12,029)	$ 295,714
Net income				216	216
Balances at December 31, 2006	10,000	$ 10	$ 307,733	$ (11,813)	$ 295,930

The accompanying notes are an integral part of these financial statements.

SUNBELT SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2006

Balance, at December 31, 2005	$	-0-
Increases		-0-
Decreases		-0-
Balance, at December 31, 2006	$	-0-

The accompanying notes are an integral part of these financial statements.

SUNBELT SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 216
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in receivable from broker dealers	(104,813)
Increase in commission receivable	(648,735)
Increase in other receivable	(26,273)
Increase in accrued expenses	7,000
Increase in commission payable	3,351
Increase in accounts payable - related party	783,000
Net cash provided (used) by operating activities	13,746
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	13,746
Cash and cash equivalents at beginning of year	18,178
Cash and cash equivalents at end of year	$ 31,924

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:

Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Sunbelt Securities, Inc. (the "Company") was formed October 23, 1996 and became effective as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) on July 3, 1997. The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company is a Texas corporation, and its customers are located throughout the United States.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of approximately $279,663 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 3.02 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Related Party Transactions

Sunbelt Securities Management, a related party, has been paid $1,669,548 for consulting and advisory services of which $783,000 was payable at December 31, 2006. This amount is included in other expenses.

Note 5 - Lease Commitments

The Company leases office space under long-term non-cancelable leases. Minimum lease payments under the leases at December 31, 2006 are as follows:

December 31,	
2007	$ 62,478
2008	62,478
2009	36,445
	$ 161,401

Rental expense for the year ended December 31, 2006 was $62,060 and is reflected in occupancy and equipment costs.

Note 6 - Income Taxes

The Company has a net operating loss carryforward of $9,020 that will expire in 2014.

The tax benefit from the net operating loss carryforward of $1,353 has not been reported in these financial statements because the Company believes it is likely that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

SUNBELT SECURITIES, INC.
Notes to Financial Statements
December 31, 2006

Note 6 - Income Taxes, continued

	Deferred Tax Asset December 31, 2005	Current Period Changes	Deferred Tax Asset December 31, 2006
Federal	$ 1,536	$ (183)	$ 1,353
Valuation allowance	(1,536)	183	(1,353)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

The provision for federal income taxes consists of the following:

Income tax before carryforwards	$ 183
Benefit from utilization of net operating loss carryforward of $1,224	(183)
Provision for federal income taxes	$ -0-

Note 7 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2006, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2006

Schedule I

SUNBELT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 295,930
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	295,930
Deductions and/or charges	-0-
Net capital before haircuts on securities positions	295,930
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	
Money markets	(16,267)
Net capital	$ 279,663

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expenses	$ 16,500
Commissions payable	46,006
Accounts payable - related party	783,000
Total aggregate indebtedness	$ 845,506

Schedule I (continued)

SUNBELT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 56,395
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 179,663
Excess net capital at 1000%	$ 195,112
Ratio: Aggregate indebtedness to net capital	3.02 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation are as follows:

Net capital per the Company's unaudited FOCUS IIA	$ 298,715
Decrease in allowable assets	(2,785)
Less haircuts on money markets	(16,267)
Net capital per audited repport	$ 279,663

Schedule II

SUNBELT SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: National Financial Services, L.L.C.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2006



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Sunbelt Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Sunbelt Securities, Inc. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
January 8, 2007

END